TYPE                               CORRESP
FILER
       FILER-CIK                   0000838877
       FILER-CCC                   XXXXXXXX
FILER
SUBMISSION-CONTACT
       CONTACT-NAME                Denise Burton
       CONTACT-PHONE               44 (0)20 8877 5195
SUBMISSION-CONTACT
NOTIFY-INTERNET                    dburton@tomkins.co.uk
RETURN-COPY                        NO



Michael Fay Esq
Branch Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
                                                             September 28, 2005


 Re:      Tomkins plc ("the Company")
          Form 20-F for the year ended January 1, 2005
          File No. 001-13634
          Filed June 28, 2005



Dear Mr Fay

I am pleased to submit the Company's responses to the Staff's comments on its Annual Report on Form 20-F for the year ended January 1, 2005 (the "2004 Annual Report"), as set out in your letter to our Chief Executive Officer, James Nicol, dated September 14, 2005.

Note 2 - Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7


1 We note your response to prior comment 2. In future filings, please provide the disclosures required by Rule 5-02(3)(c) of Regulation S-X for receivables due under long-term contracts.

        In future filings, we will include the disclosures required by Rule 5-02(3)(c) of Regulation S-X for receivables due under long-term contracts as requested.

Product warranties, page F-9

2. We note your response to prior comment 3. Please provide disclosure in future filings of your accounting policy for product recall related liabilities. Provide your intended disclosure.

        In Future Annual Reports the Company will include the following accounting policy;

          "Provision is made for the cost of product recalls if management consider it probable that it will be necessary to recall a specific product and the amount can be reasonably estimated."

Note 4 - Acquisitions and disposals, page F-11

3. We note your response to prior comment 5. It is not apparent from your response what impact the reclassification of the Dearborn Mid-West Conveyor Company ("Dearborn") had on the financial statements ended January 1, 2005. Please tell us the impact of Dearborn on continuing operations for the fiscal year ended January 1, 2005. In addition, explain why you were unable to secure a fair sale price for Dearborn and tell us if the Dearborn assets were subsequently evaluated for impairment. In this regard, please specifically tell us if the inability to secure a fair sale price for this business led management to conclude that the market price of the asset group may be significantly decreased and whether this impacted your assessment and evaluation in determining an estimate of fair value for impairment testing under the guidance in paragraphs 8 and 22 of FAS 144.

        In future filings, please disclose the effect on results of operations for the current and prior periods presented of management's decision not to discontinue the Dearborn operations.

        The impact of Dearborn on continuing operations for the fiscal year ended January 1, 2005 is detailed below.

                                                         Year ended     Percent
                                                         January 1,    of Group
                                                               2005  continuing
                                                          $ million  operations
------------------------------------------------------- ------------ -----------
------------------------------------------------------- ------------ -----------
Net sales                                                     118.0        2.2%
------------------------------------------------------- ------------ -----------
Operating income                                                5.9        1.2%
------------------------------------------------------- ------------ -----------
Income/(loss) before taxes and minority interest                5.9
Income taxes                                                   (0.9)
------------------------------------------------------- ------------ -----------
Income/(loss) from continuing operations                        5.0
------------------------------------------------------- ------------ -----------

During the unsuccessful sale process we had two buyers interested in Dearborn. One was a financial buyer who, after doing due diligence, concluded that this was not a business for them. The second was a strategic buyer. This buyer completed extensive due diligence and significant progress was made with the sale contract, however late on in the process a number of key issues arose which could not be resolved. The two most important issues were as follows;

        (i) The target working capital put forward by the purchaser would have resulted in a significant disguised purchase price reduction.

        (ii) The purchaser wanted Tomkins to retain all pre-closing liabilities (including liabilities arising on projects in progress), and to guarantee the financial performance of incomplete projects.

        As a result of the above Tomkins concluded that the proposed deal was not commercial. At that time there were no other meaningful strategic buyers in the market and Dearborn was withdrawn from active sale.

        Although Dearborn was previously acquired by Tomkins, the carrying amount of the attributable goodwill had been reduced to $nil by the time Dearborn was first classified as held for sale in accordance with FAS144. When Dearborn was classified as held for sale it was measured at the lower of its carrying amount and its fair value less costs to sell. During that time, no loss was recognized for any initial or subsequent write-down to fair value less cost to sell. When Dearborn was reclassified as held and used, it was measured at the lower of its carrying amount before it was classified as held for sale, adjusted for the depreciation expense that would have been recognized had it been continuously classified as held and used, and its fair value.

        Although the failure to secure a commercial deal led to Dearborn being withdrawn from active sale, management did not at any time during the period under review consider that its fair value had fallen to such an extent that it was necessary to recognize a loss on the write-down of the asset in accordance with FAS144.

        The net assets of Dearborn were recorded at a carrying value of $22.7 million at January 1, 2005.

        In future filings, we will disclose the effect on results of operations for the current and prior periods presented of management's decision not to discontinue the Dearborn operations as requested.

Note 6 - Income Taxes page F-18

4. We note your response to prior comment 7. It is unclear from your response the nature of items related to the 2003 reversal of $147.9 million. Please explain to us the nature of the items in question. In addition, for each item with a significant related reserve, explain to us why it was appropriate to reverse the reserve in fiscal 2003.

        The $147.9 million release mainly pertained to the Company's International Holding Structure, which is the organizational structure in which a UK Holding Company owns and operates its trading companies in other countries.

        The release related to a number of issues within this structure, specifically UK Controlled Foreign Company laws, UK residency of certain non-UK companies and double tax relief calculations. These issues overlap, are interrelated and must be viewed as a "package" of issues, rather than separate items. The release cannot be specifically itemized amongst the items, since one reserve relates to the overall package.

        In 2003 we performed a specific review of the likelihood of success and the probability of outcome with regard to the package issues outlined above and determined that, based upon the climate and knowledge of tax law in 2003, it was appropriate to make the release. As we stated in our prior letter, UK legislation changed in mid 2000, however there was still uncertainty regarding the interpretation of this legislation and its application to Tomkins. As a result, Tomkins management did not become comfortable with the impact of the changes on the Group's position until 2003, when it was felt appropriate to make the release.

Should you wish to discuss the Company's responses, please feel free to call either myself on +44 20 8877 5140, or Elizabeth Lewzey, Vice-President, Planning & Reporting, on +44 20 8877 5119.


Yours sincerely

/s/ Kenneth Lever

Kenneth Lever
Chief Financial Officer


cc:      James Nicol
         Chief Executive Officer